UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts production in Atapu pre-salt

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Rio de Janeiro, June 25, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that it started today the production of oil and natural gas from the shared deposit of Atapu, through platform P-70, in the eastern portion of the Santos Basin pre-salt, near the Búzios field.

The Atapu shared deposit, which comprises the fields Oeste de Atapu, Atapu and a portion of the Union's non-contracted area, whose unitization process was completed in September 2019.

Petrobras holds 89.257% of the rights to the deposit in partnership with Shell Brasil Petróleo Ltda (4.258%), Total E&P do Brasil Ltda (3.832%), Petrogal Brasil S.A. (1.703%) and PPSA, representing the Union (0.950%).

Atapu will contribute to the growth of production in the pre-salt, which is becoming increasingly relevant for Petrobras.

The P-70 own platform, the fifth FPSO (floating, production, storage and offloading) of the series of replicants, has the capacity to process up to 150 thousand barrels of oil daily and treat up to 6 million m³ of natural gas. The unit will operate about 200 km off the coast of Rio de Janeiro state, in 2,300 m of water depth, with a forecast of interconnection of up to eight producing and eight injection wells.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's Management. The terms: “anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer